

DIVISION OF CORPORATION FINANCE

February 18, 2009

Via U.S. Mail and Facsimile

Kene Ufondu
Chief Executive Officer
Dove Energy Inc.
Western Corp. Business Centre, Suite 700
205 5th Avenue, SW,
Calgary, Alberta
Canada T2P 2V7

> **Re: Dove Energy Inc.**
> **Amendment No. 2 to Registration Statement on Form 20-F**
> **Filed February 5, 2009**
> **File No. 0-53479**

Dear Mr. Ufondu:

We have reviewed your amended filing and your response letter dated February 4, 2009 and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F

Liquidity and Capital, page 36

1. Please describe your material commitments for capital expenditures as of the end of the latest fiscal period, and indicate the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments.

We are in the emerging stage, page 40

2. Please move this discussion to the liquidity and capital resources section of the filing.

Taxation, page 53

3. We note your response to comment 25 and reissue this comment. Please eliminate all statements that refer to the discussion provided in this section as being a summary. In addition, eliminate any statement that U.S. Holders and prospective U.S. Holders should consult their own financial advisor, legal counsel or accountant although you may suggest this course of action.

Quantitative and Qualitative Disclosures About Market Risk, page 59

4. We note your response to comment 26 and reissue this comment. Please provide the information required by Item 11.B. of Form 20-F. In this regard, note 8 to your financial statements for the quarter ended September 30, 2008 indicates that you are subject to credit risk, interest rate risk, and foreign currency exchange rate risk.

Financial Statements

5. We have considered the expanded disclosure you added in response to our prior comment number 32. Based on the nature of the items included in the caption 'Operational costs,' it appears these costs are directly applicable to your 'Gas Revenue.' In future filings and to the extent material, please identify these costs in the manner contemplated by Rule 5-03(b)(2) of Regulation S-X. It also appears the nature of your 'Income' line item may better be reflected as non-operating income, as contemplated by Rule 5-03(b)(7) of Regulation S-X.

Engineering Comments

General

6. We have reviewed your response to prior comment 34. Please expand your disclosure to include the average sales price per unit of oil and gas produced and the average production cost (lifting cost) per unit of production. Please refer to paragraph 3 A(i and ii) of Industry Guide 2.

7. We note that you disclose gas reserves and production in cubic meters. Investors generally are used to seeing proved reserves in millions or billions of cubic feet of gas. Please consider revising your document to make it more meaningful to the average investor by using cubic feet of proved gas reserves.

Risk Factors, page 10

We expect losses to continue in the future because we have no oil and gas reserves…, page 14

8. We have reviewed your response to prior comment 35. You may only disclose proved net reserves in SEC filings. If the reserves you have are less than proved, than the prior disclosure should be remain in the document with the revision that you have no proved oil and gas reserves. All reserves that are less than proved should be removed from the filing. Therefore, please modify your disclosure as necessary. Please also note the next comment.

Estimated Reserves, page 24

9. We have reviewed your response to prior comment 36. You may only disclose proved net reserves in a SEC filing. There are no SEC definitions for proven, recoverable or potential oil or gas reserves. Therefore, please remove the volumes of recoverable gas reserves attributed to the wells at Bow Island, Second White Specks and Milk River from your filing. Please include only proved reserves that meet the definition found in Rule 4-10(a) of Regulation S-X.

Financial Statements

10. We have reviewed your response to prior comment 37. The table of reserves that you have included does not appear to be in sufficient detail to meet the disclosure requirements of SFAS 69, paragraph 11. Please note and address each of the following items:

    ▪ If the quantities reported are not proved reserves that are net to your interest you should remove those quantities from your disclosure.

- If they do represent proved reserves, you must reconcile the difference in year-to-year proved reserve estimates. You must show the amount of reserve changes due to revision of previous estimates (usually due to price changes or performance changes or both); improved recovery; purchases of minerals in place; extensions and discoveries (due to drilling); production; and sales of minerals in place.

- If there were no changes due to one or more of these categories then put zero for those categories. However, the amount of changes applied to the proved net reserves at the beginning of the year should result in the total proved net reserves you are reporting at the end of the year.

11. For each year you report proved reserves you must also disclose the calculation of the Standardized Measure as required by paragraph 30 of SFAS 69. You must also disclose the aggregate change in the Standardized Measure for each year you report the Standardized Measure. Please see paragraph 33 of SFAS 69.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jennifer O'Brien at (202) 551-3721 or, Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. You may contact Jim Murphy, Petroleum Engineer at (202) 551-3703 with any questions on the engineering comments. Please contact Sean Donahue at (202) 551-3579 or, Mike Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Elton F. Norman (301) 588-4887
        Sean Donahue
        Mike Karney
        Jim Murphy
        Jill Davis
        Jennifer O'Brien